SEC Mail Processing

FEB 2 8 2022

Washington, DC



SI

22003968

ANNUAL REPORTS
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-70550

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 05/05/2021 _____ AND ENDING 12/31/2021 _____
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Equity Shift, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1 Glenwood Avenue, Suite 04-111
                              (No. and Street)

Raleigh	NC	27603
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

William B. Portwood	404 317 4781	bportwood@ficassociates.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Batchelor Tillery & Roberts, LLP
                    (Name – if individual, state last, first, and middle name)

3605 Glenwood Avenue, Suite 350	Raleigh	NC	27612
(Address)	(City)	(State)	(Zip Code)

2009		3675	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.
Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, William B. Portwood _____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Equity Shift, Inc. _____ , as of December 31 _____ , 2021 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____CFO_____

Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

EQUITY SHIFT, INC.

Financial Statements
and Supplementary Information

May 5, 2021 – December 31, 2021

EQUITY SHIFT, INC.
TABLE OF CONTENTS

BATCHELOR, TILLERY & ROBERTS, LLP

CERTIFIED PUBLIC ACCOUNTANTS

POST OFFICE BOX 18068

RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
WM. JAMES BLACK, JR.
SCOTT E. CABANISS
MICHELLE W. LEMANSKI
JARED L. PILAND
DAVID C. CORN, JR.

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

Report of Independent Registered Public Accounting Firm

The Shareholders
Equity Shift, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition for Equity Shift, Inc. (the "Company") as of December 31, 2021, and the related statements of income, changes in shareholders' equity, and cash flows for the period May 5, 2021 through December 31, 2021, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

1

Auditor's Report on Supplemental Information

The supplemental information in the supplemental schedules has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Batchelor, Tillery & Roberts, LLP

We have served as the company's auditor since 2021.

Raleigh, North Carolina
February 24, 2022

EQUITY SHIFT, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS

Current Assets

Cash and Cash Equivalents	$	1,042,370
Total Current Assets	$	1,042,370

Fixed Assets

Property, Plant, & Equipment	$	4,973
Less: Accumulated Depreciation	$	1,658
Net Fixed Assets	$	3,315

Other Assets

Operating Lease Right to Use Asset	$	31,795
Total Other Assets	$	31,795

TOTAL ASSETS	$	**1,077,480**

LIABILITIES & SHAREHOLDERS' EQUITY

Current Liabilities

Accounts Payable	$	14,220
Credit Card Payable	$	15,955
Operating Lease Liability	$	31,795
Total Liabilities	$	61,970

Shareholder's Equity

Common Stock	$	759,947
Preferred Stock	$	2,628,692
Paid in Capital	$	17,602
Retained Earnings	$	(2,390,731)
Total Shareholder's Equity	$	1,015,510

TOTAL LIABILITIES AND MEMBER'S EQUITY	$	**1,077,480**

The accompanying notes are an integral part of these financial statements.

EQUITY SHIFT, INC.
STATEMENT OF INCOME
FOR THE PERIOD OF MAY 5, 2021 - DECEMBER 31, 2021

Revenues

PPP Loan Forgiveness	$	83,250
Total Revenues	$	83,250

Expenses

Bank Charges & Fees	$	163
Charitable Contributions	$	1,315
Dues & Membership	$	195
Insurance	$	30,395
Legal & Professional Services	$	213,438
Meals & Entertainment	$	579
Office Supplies & Expenses	$	1,864
Payroll Expenses	$	391,483
Regulatory Expenses	$	1,326
Rent & Lease	$	51,818
Depreciation	$	1,658
Research	$	200
Technology	$	38,210
Travel	$	647
Total Expenses	$	733,293

Net Income	$	(650,043)

The accompanying notes are an integral part of these financial statements.

EQUITY SHIFT, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE PERIOD OF MAY 5, 2021 - DECEMBER 31, 2021

	Common Stock	Preferred Stock	Paid in Capital	Retained Earnings	Total
Balance, May 5, 2021	$ 759,947	$ 1,018,736	$ 102	$ (1,740,688)	$ 38,097
Contributed Capital		$ 1,609,956	$ 17,500		$ 1,627,456
Net Income				$ (650,043)	$ (650,043)
Balance, December 31, 2021	$ 759,947	$ 2,628,692	$ 17,602	$ (2,390,731)	$ 1,015,510

The accompanying notes are an integral part of these financial statements.

EQUITY SHIFT, INC.
STATEMENT OF CASH FLOWS
FOR THE PERIOD OF MAY 5, 2021 - DECEMBER 31, 2021

Cash Flows from Operating Activities:		
Net Income	$	(650,043)
Adjustments to Reconcile Net Loss to Net Cash		
Provided (Used) by Operating Activities:		
Depreciation	$	1,658
Cash Flows from Changes In:		
PPP Loan	$	(83,250)
Credit Card Payable	$	9,229
Accounts Payable	$	14,220
Net Cash Provided by Operating Activities	$	(708,186)
Cash Flows from Investing Activities		
Purchases of Property, Plant, & Equipment	$	(2,384)
Net Cash Used by Investing Activities	$	(2,384)
Cash Flows from Financing Activities		
Contributions	$	1,627,456
Net Cash Provided by Financing Activities	$	1,627,456
Net Increase in Cash and Cash Equivalents	$	916,886
Cash and Cash Equivalents, May 4, 2021	$	125,484
Cash and Cash Equivalents, December 31, 2021	$	1,042,370

The accompanying notes are an integral part of these financial statements.

Note 1 – Nature of Business and Significant Accounting Policies

Nature of Business
Equity Shift, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and member of the Financial Industry Regulatory Regulatory Authority ("FINRA"). The Company was incorporated in the State of Delaware on February 4, 2019. The Company was approved as a broker-dealer by the SEC and approved for membership with FINRA on May 5, 2021.

The Company was approved for the following activities by FINRA: 1) Private placement of securities; 2) Operate an alternative trading system ("ATS") for primary offerings and secondary trading of unregistered securities; 3) Offer software tools via its ATS to provide issuers the ability to communicate with their shareholders for compliance management of securities throughout the securities lifecycle (e.g. proxy voting communications and other aspects of transaction planning, deal management and post-transaction activities); and 4) the Company may offer use of its private blockchain technology to parties it screens and grants access credentials to, as an ancillary service to provide enhanced security for sharing records.

The Company operates in reliance on Footnote 74 to SEC Release No 34-70073

Basis of Presentation
The financial statements were prepared on an accrual basis of accounting in accordance with the accounting principles generally accepted in the United States of America. Expenses are recognized in the period in which they are incurred. The sole source of revenue was the forgiveness of a Paycheck Protection Program loan which was recognized as revenue at the time of forgiveness by the Small Business Administration.

Cash and Cash Equivalents
For the purposes of the statement of cash flows, the Company has defined cash equivalents as the Company's bank accounts. Accounts of the Company are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 and may from time to time be in excess of those limits. FASB ASC 825, *Financial Instruments*, identifies these items as a concentration of credit risk requiring disclosure. As of December 31, 2021, the Company maintained two bank accounts with an aggregate amount of $1,042,370.

Use of Estimates
The preparation of the Company's financial statements in conformity with accounting princiapls generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Fixed Assets and Depreciation
The Company's property, plant, and equipment are stated at cost. Depreciation is computed for financial statement purposes using the straight-line method, over the estimated useful lives of the related assets. The useful life for property, plant, and equipment is 3 years.

Advertising

The Company expenses advertising production costs as they are incurred, and advertising communication costs the first time the advertising takes place. The advertising and promotion expenses for the period ending December 31, 2021 were $0.00.

Revenue Recognition

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU" No. 2014-09, *Revenue from Contract with Customers ("ASU 2014-09"),* a comprehensive new revenue recognition standard that superseded nearly all existing revenue recognition guidance. The objective of ASUM 2014-09 is for a company to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company adopted the new revenue recognition standard for use going forward; however, the revenue recognition standard did not apply for the period of May 5, 2021 – December 31, 2021 as no revenue was earned from contracts with customers.

Note 2 - Leases

Effective February 1, 2021, the Company adopted Accounting Standards Update ("ASU") No. 2016-02, *Leases (Topic 842) ("ASUM 2016-02" or "ASC 842"),* using the modified retrospective method and utilized the effective date as its date of initial application. At the inception of an arrangement, the Company determines whether the arrangement is or contains a lease based on the unique facts and circumstances present in the arrangement. Leases with a term greater than one year are recognized on the balance sheet as right of use assets and current and non-current lease liabilities, as applicable.

Operating lease liabilities and their corresponding right of use assets are initially recorded based on the present value of lease payments over the expected remaining lease term. Certain adjustments to the right of use asset may be required for items such as incentives received. The interest rate implicit in lease contracts is typically not readily determinable. As a result, the Company utilizes its incremental borrowing rate to discount lease payments, which reflects the fixed rate at which the Company could borrow on a collateralized basis the amount of the lease payments in the same currency, for a similar term, in a similar economic environment. Prospectively, the Company will adjust the right of use assets for straight-line rent expense or any incentives received and remeasure the lease liability at the net present value using the same incremental borrowing rate that was in effect as of the lease commencement or transition date. The Company does not have and has elected to not to recognize leases with an original term of one year o r less on the statement of financial condition. The Company typically only includes an initial lease term in its assessment of a lease arrangement. Options to renew a lease are not included in the Company's assessment unless there is reasonable certainty tha the Company will renew.

Assumptions made by the Company at the commencement date are re-evaluated upon occurrence of certain events, including a lease modification. A lease modification results in a separate contract when the modification grants the lessee an additional right of use not included in the original lease and when lease payments increase commensurate with the standalone price for the additional right of use. When a lease modification results in a separate contract, it is accounted for in the same manner as the new lease.

Adoption of this standard resulted in the recording of operating lease liabilities and right to use assets of $31,795 on the Company's statement of financial condition effective date. The adoption of the standard did not have a material effect on the Company's statement of income, statement of changes in shareholder's equity, or statement of cash flows.

The Company leases office space under a lease agreement in Raleigh, North Carolina beginning February 1, 2021 and expiring on June 30, 2022. Minimum lease payments were $0 from February 1, 2021 – March 31, 2021, $6,887.60 from April 1, 2021 – January 31, 2022, and $7,356.60 from February 1, 2022 – June 30, 2022.

Note 3 – Net Capital Computation

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires tha the ratio of aggregate indebtedness to net capital not to exceed 8 to 1. At December 31, 2021, the Company had excess net capital of $1,007,195. The Company's required minimum net capital is $5,000. At December 31, 2021, the Company's ratio of aggregate indebtedness to net capital was 2.98%.

Note 4 – Subsequent Events

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements. Subsequent events have been evaluated through February 25, 2022, which is the date the financial statements were available to be issued.

EQUITY SHIFT, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1
DECEMBER 31, 2021

Computation of Net Capital

Total Member's Equity		$ 1,015,510
Deductions and/or Changes		
Non-Allowable Assets:		
Property, Plant & Equipment		$ 3,315
Net Capital		$ 1,012,195

Computation of Basic Net Capital Requirements

Minimum Net Capital Required			
Calculation (12.5% of Aggregate Indebtedness)	$ 3,772		
Company Requirement	$ 5,000		
Net Capital Requirement (Greater of the Above)			$ 5,000
Excess Net Capital			$ 1,007,195
Net Capital Less Greater of 10% of Aggregate Indebtedness or 120% of Minimum Net Capital Requirement			$ 1,006,195

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness		$ 30,175
Percent of Aggregate Indebtedness to Net Capital		2.98%

Net Capital Reconciliation

Net Capital as per the FOCUS Part IIA		$ 1,012,195

There are no material differences from the preceding computation and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of December 31, 2021.

FALCON SQUARE CAPITAL, LLC
COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS PURSUANT TO SEC RULE 15c3-1
DECEMBER 31, 2021

Not Applicable. Refer to SEC Rule 15c3-3 Exemption Report.

EQUITY SHIFT, INC.
INFORMATION RELATING TO THE POSSESSION OR
CONROL REQUIREMENTS PURSUANT TO SEC RULE 15c3-1
DECEMBER 31, 2021

Not Applicable. Refer to SEC Rule 15c3-3 Exemption Report.

EQUITYSHIFT

SEC Rule 15c3-3 Exemption

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company has limited its business to those activities for which the Company is approved to conduct per its Membership Agreement with FINRA and the Company: 1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; 2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

William B. Portwood
CFO

2-22-22
Date

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
WM. JAMES BLACK, JR.
SCOTT E. CABANISS
MICHELLE W. LEMANSKI
JARED L. PILAND
DAVID O. CORN, JR.

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

Report of Independent Registered Public Accounting Firm

The Shareholders
Equity Shift, Inc.:

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Equity Shift, Inc. (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to those activities for which the Company is approved to conduct per its Membership Agreement with FINRA and the Company: 1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; 2) did not carry accounts of or for customers; and 3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent year without exception.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Batchelor, Tillery & Roberts, LLP

Raleigh, North Carolina
February 24, 2022